April 18, 2006

U.S. Securities and Exchange Commission

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Murphy Oil Corporation

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 15, 2006

File No. 001-08590

Dear Mr. Hiller:

This letter is Murphy Oil Corporation’s response to your letter dated April 4, 2006.

Form 10-K, Filed on March 15, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations, page 12

Other Matters, page 23

Other, page 24

1.	Although you continue to believe that your $15.3 million VAT reimbursement claim under applicable Ecuadorian tax law is valid, considering that the tax authorities announced in 2001 that VAT reimbursements would no longer be made, and that the government of Ecuador subsequently declared that it was not bound by the 2004 international arbitral decision you cite, it is unclear how you concluded that it was unnecessary to recognize a probable loss. As it appears that the law change of this foreign tax jurisdiction has effectively rendered an unfavorable judgment, it would seem that not recording a loss would be comparable to gain recognition, as you must presume that the current law will be overturned or otherwise invalidated. The guidance in paragraph 17 of SFAS 5 generally precludes recognizing gain contingencies.

Securities and Exchange Commission

April 18, 2006

The recovery of VAT has been a contentious issue for a number of years between Ecuador and oil companies operating in that country. Murphy considers this matter a collectibility issue of a valid receivable owed to the Company’s subsidiaries operating under existing contracts in Ecuador. VAT was filed for and recovered from Ecuadorian tax authorities until 2001 when the Ecuador tax authority arbitrarily announced that oil companies’ VAT payments did not qualify for reimbursement. The Ecuadorian Congress enacted legislation purportedly disqualifying VAT reimbursement in August, 2004 but without retroactive effect, and the bulk of our VAT claim relates to periods prior to the legislation. Oil companies affected by this issue continue to pursue collection under various legal means. Our VAT receivable claims are generally pending in Fiscal District Court in Ecuador, and we are considering other options such as arbitration. In 2004 arbitration and legal proceedings brought by a similarly situated U.S. oil company upheld that company’s right to recover VAT previously paid to Ecuador. On March 6, 2006, Ecuador lost an appeal in British courts related to this 2004 ruling by an international tribunal. We understand that Ecuador is considering a further appeal of the British court’s decision. We believe that if affected oil companies continue to pursue this matter, the VAT will ultimately be recovered, since there appears to be no legitimate contractual reason for Ecuador to avoid repayment of the VAT. We do not believe that a government’s arbitrary refusal to pay valid amounts should automatically determine the amount is uncollectible, and therefore, should be written off. We respectfully disagree with the suggestion that the continued carrying of a VAT receivable in Ecuador is similar to recording a gain contingency under SFAS 5.

Confidential Treatment Requested by Murphy Oil Corporation for

the Following Paragraph (MUR-002)

[**]

As a matter of course, we continue to take steps to recoup this VAT receivable, and from a financial statement perspective, we also continue to monitor this issue and assess the likelihood of collection of the VAT receivable.

[**] = Certain information on this page has been omitted and filed separately with the commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission

April 18, 2006

Supplemental oil and Gas Information (Unaudited), page F-32

Schedule 6 – Capitalized Costs Relating to Oil and Gas Producing Activities, page F-39

2.	We note that you identify asset retirement costs as a separate line item in your table of capitalized costs for each year, which is somewhat contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify the asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Thank you for your reference to the SEC’s letter of February 24, 2004, regarding application of SFAS 143 to SFAS 69 disclosures. The Company had applied this guidance in preparing its Form 10-K filings for the years 2003-2005. We had interpreted this guidance to conclude that the Capitalized Costs table should include Asset Retirement Costs (ARC), but not how ARC should be presented in the table. Although we continue to believe that presenting this matter as a separate line in the Capitalized Costs table may be more useful, based on the SEC’s comment, we would agree beginning in the 2006 Form 10-K filing to include ARC in the proved and unproved categories, as applicable, and as per your suggestion, we will provide a footnote disclosing the amount of ARC included in each category. With the change in 2006, all prior years’ amounts will be consistently presented.

As an officer of the Company, I acknowledge on behalf of Murphy Oil Corporation that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 18, 2006

We hope this letter will satisfy your comments and should you require any further information please contact me or John Eckart at (870) 864-6290.

Sincerely,

/s/    Steven A. Cossé

Steven A. Cossé

Executive Vice President and General Counsel

JWE/rs

c: Mr. Donald F. Delaney, SEC